August 19, 2019

Gianfranco Bentivoglio
Chief Executive Officer and President
EPHS Holdings, Inc.
5490 Notre Dame Est, Montreal
Quebec, Canada H1N 2C4

       Re: EPHS Holdings, Inc.
           Registration Statement on Form S-4
           Filed July 31, 2019
           File No. 333-232913

Dear Mr. Bentivoglio:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Filed July 31, 2019

Where You Can Find More Information, page 65

1. Within the prospectus please revise to provide all information required by Item 14 of
       Form S-4. It appears that you are not eligible to incorporate by reference because you do not satisfy the public float requirement of General Instruction I.B.1 to Form S-3. Please refer to General Instruction B.1.a.(ii).A of Form S-4.
General

2. Please revise to provide the disclosure required by Item 403 of Regulation S-K. Please refer to Item 18(a)(5)(ii) of Form S-4 and Item 6(d) of Schedule 14A.

       We remind you that the company and its management are responsible for the accuracy
 Gianfranco Bentivoglio
EPHS Holdings, Inc.
August 19, 2019
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact John Dana Brown at 202-551-3859 or Laura Nicholson, Special Counsel, at 202-551-3584 with any questions.



FirstName LastNameGianfranco Bentivoglio                   Sincerely,
Comapany NameEPHS Holdings, Inc.
                                                           Division of
Corporation Finance
August 19, 2019 Page 2                                     Office of
Transportation and Leisure
FirstName LastName